UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40007

Atotech Limited

(Translation of registrant’s name into English)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K filed on July 1, 2021 by Atotech Limited, a Bailiwick of Jersey company (the “Company”), on July 1, 2021 the Company entered into a definitive agreement with MKS Instruments, Inc., a Massachusetts corporation (“MKS”), providing for, subject to the terms and conditions of such definitive agreement, the acquisition of the Company by MKS (the “Acquisition”). MKS today issued a press release announcing the closing of the Acquisition. A copy of the press release is furnished as Exhibit 99.1 hereto.

Ordinary shares of the Company will be de-listed from The New York Stock Exchange in connection with the closing of the Acquisition, and the last day of trading in such shares was August 16, 2022.

Exhibits

Exhibit Number	Description

99.1	Press Release, dated August 17, 2022, issued by MKS Instruments, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2022

Atotech Limited

By:	/s/ Kathleen Burke
Name:	Kathleen Burke
Title:	Secretary